Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED JUNE 30, 2022

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

August 12, 2022

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	June 30, 2022	December 31, 2021

Assets
Cash		$4,032,499	$3,025,350
Funds held in escrow			2,484,634
Amounts receivables	4	158,081	198,628
Prepaid expenses		192,631	40,240
Total Current Assets		4,383,211	5,747,052

Intangible assets	3,6	1,810,208	1,300,429
Property and equipment	7	1,058,308	443,241
Total Assets		$7,251,727	$7,490,722

Liabilities and Shareholders’ Equity
Liabilities Trade payables and accrued liabilities	8	$322,204	$180,598
Deferred revenue	14	27,460	30,046
Long term loan – current portion	11	45,080	49,207
Total Current Liabilities		394,744	259,851

Long term loan	11	106.744	143,444
Liabilities for employee benefits	12	79,233	87,058
Total Liabilities		$580,721	$490,353

Shareholders’ equity
Share capital	13	$11,089,421	$10,843,471
Share purchase warrants reserve		639,879	639,879
Shares to be issued	16	41,875	81,967
Share-based payment reserve	13	675,709	550,517
Translation differences reserve		2,595	27,455
Capital reserve for re-measurement of defined benefit plan	12	12,560	9,444
Deficit		(5,791,033)	(5,152,364)
Total shareholders’ equity		$6,671,006	$7,000,369
Total Liabilities and Shareholders’ Equity		$7,251,727	$7,490,722

Nature of operations and going concern (Note 1)

Subsequent events (Notes 16)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on August 12, 2022 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended June 30		Six months ended June 30
For the	Notes	2022	2021 (Restated)	2022	2021 (Restated)

Revenue	14	$207,653	$418,635	$662,932	$662,728
Cost of revenue	7,15	(169,996)	(166,064)	(270,164)	(341,678)
Gross profit		37,657	252,571	392,768	321,050

Consulting and marketing		1,405	273	6,188	8,759
Depreciation	5, 6, 7	8,745	27,696	17,838	40,320
General and admin expenses		345,395	78,282	509,883	149,298
Share-based compensation	13	39,670	198,528	125,192	198,528
Professional fees		91,861	72,669	243,155	107,065
		487,166	377,448	902,256	503,970

Loss before other income (loss)		$(449,509)	$(124,877)	$(509,488)	$(182,920)

Other income (loss):
Foreign exchange loss		(5,505)	-	(115,330)	-
Finance income (expenses), net		(3,793)	17,158	(6,763)	14,101
Covid-19 grant		-	7,872	-	19,618
Listing expense		-	-	-	(4,394,390)
		(9,298)	25,030	(122,093)	(4,360,671)

Loss before tax		$(458,807)	$(99,847)	$(631,581)	$(4,543,591)
Tax expense		(14,579)	-	(7,088)	-
Loss for the period		$(473,386)	$(99,847)	$(638,669)	$(4,543,591)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		1,528	2,150	3,116	4,357
Exchange differences on translation of foreign operations		$(17,367)	$(4,847)	$(24,860)	$10,022
Other comprehensive income (loss) for the period		$(15,839)	$(2,697)	$(21,744)	$14,379

Total comprehensive loss		$(489,225)	$(102,544)	$(660,413)	$(4,529,212)
Loss per share – basic and diluted		$(0.02)	$(0.01)	$(0.02)	$(0.27)
Weighted average shares outstanding – basic and diluted		29,564,733	16,545,574	29,564,733	16,545,574

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve (Restated)	Share- based payment reserve (Restated)	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency) (Restated)	Total (Restated)
		$	$	$	$	$	$	$	$

Balance, January 1, 2021	8,184,388	289	-	-	12,982	-	3,221	(273,626)	(257,134)
Shares issued for acquisition of B.Y.B.Y. Investment and Promotions Ltd. (“B.Y.B.Y.”) (note 3)	9,831,495	840,941	-	-	-	-	-	-	840,941
Shares issued upon reverse takeover (note 3)	6,269,117	5,140,676	-	-	-	-	-	-	5,140,676
Shares issued in private placement	435,337	522,410	-	-	-	-	-	-	522,410
Proceeds for shares to be issued	-		1,840,000	-	-	-	-	-	1,840,000
Share-based payments	-	-	-	-	-	198,528	-	-	198,528
Loss for the period	-	-	-	-	-	-	-	(4,543,591)	(4,543,591)
Other comprehensive loss for the period	-	-	-	-	10,022	-	4,357	-	14,379
Balance at June 30, 2021	24,720,337	6,504,316	1,840,000	-	23,004	198,528	7,578	(4,817,217)	3,756,209

Balance, January 1, 2022	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369
Proceeds for shares issued from exercise of stock options	150,000	123,000	-	-	-	-	-	-	123,000
shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	40,983	122,950	(81,967)						40,983
Share-based payments	-	-	-	-	-	125,192	-	-	125,192
Loss for the period	-	-	-	-	-	-	-	(638,669)	(638,669)
Other comprehensive loss for the period	-	-	-	-	(24,860)	-	3,116	-	(21,744)
Balance at June 30, 2022	29,670,083	11,089,421	41,875	639,879	2,595	675,709	12,560	(5,791,033)	6,671,006

*The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 10,230.48 RTO shares for each share outstanding.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

As at	June 30, 2022	June 30, 2021 (Restated)
Operating activities:
Loss for the period	$(638,669)	$(4,543,591)
Non-working capital adjustments:
Finance expense	2,676	102
Accretion on convertible debt	-	-
Change in fair value of derivative liability	-	-
Depreciation	17,838	45,160
Gain from Promissory note	-	(155,548)
Listing expense	-	4,394,390
Share-based compensation	167,067	198,528
Loss from marketable securities	-	-
Unrealized foreign exchange (gain) loss	101,095	24,018
Working capital adjustments:
Change in amount receivables	38,747	(197,937)
Change in trade payables and accrued liabilities	141,606	(116,544)
Change in prepaid expenses	(152,391)	(100,391)
Change in deferred income	(2,586)	(44,438)
Change in benefits to employees	(4,709)	1,503
Net cash used in operating activities	(329,326)	(494,748)
Investing activities:
Purchase of property and equipment	(656,659)	(107,295)
Investment in intangible assets	(509,779)	(216,708)
Disposal of property and equipment	1,500	-
Net cash used in investing activities	(1,164,938)	(324,003)
Financing activities:
Proceeds from shares to be issued	-	1,840,000
Proceeds from private placement	40,983	522,410
Proceeds from exercise of stock options	123,000	-
Repayment of long term loan	(23,174)
Cash acquired from acquisition of BYND	-	494,144
Repayment of lease obligation	-	(9,483)
Net cash provided by financing activities	140,809	2,847,071

Net Increase (decrease) in cash	$(1,353,455)	$2,028,320
Effect of foreign exchange rate changes	(124,030)	(23,971)
Cash at beginning of period	5,509,984	563,015
Cash at end of period	$4,032,499	$2,567,364

Supplemental non-cash information
Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$850,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company is a software house which develops enterprise software tools that enable manufacturing and service companies to optimize their workforce management, customer service, and asset management.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 3). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 3).

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (Restated)

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2021.

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND and B.Y.B.Y. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. is held by a related party in trust for the Company.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (Restated) (continued)

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (Restated) (continued)

e.	Significant estimates and assumptions (continued)

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

f.	Restatement of previously reported financial statements

The Company has identified certain errors related to the recognition of depreciation expense related to its property and equipment and the recognition of share-based payments for the six months ended June 30, 2021 as well as certain errors in its classification of cost of revenue, depreciation and general and administrative expenses for the six months ended June 30, 2021, which resulted in material misstatements in accounts as summarized in the following table. The following table also includes the effect of the adjustment from correction of such errors on the Company’s statement of financial position and statement of income (loss) and comprehensive income (loss):

	Previously reported	Adjustments	Restated
Statement of Financial Position

As at June 30, 2021
Property and equipment	$190,672	$(5,851)	$184,821
Total Assets	4,352,901	(5,851)	4,347,050
Share-based payment reserve	96,018	102,510	198,528
Translation difference reserve	8,719	14,285	23,004
Deficit	(4,694,571)	(122,646)	(4,817,217)
Total shareholders’ equity	3,762,060	(5,851)	3,756,209

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (Restated) (continued)

f. Restatement of previously reported financial statements (continued)

Statement of Income (Loss) and Comprehensive Income (Loss)

For the three months ended June 30, 2021

Cost of revenue	$158,468	$7,596	$166,064
Depreciation	32,384	(4,688)	27,696
General and administrative expenses	85,096	(6,814)	78,282
Share-based payment	96,018	102,510	198,528
Loss for the period	(1,243)	(98,604)	(99,847)
Exchange differences on translation of foreign operations	(4,809)	(38)	(4,847)
Total comprehensive loss	(3,902)	(98,642)	(102,544)

For the six months ended June 30, 2021

Cost of revenue	$323,620	$18,058	$341,678
Depreciation	39,309	1,011	40,320
General and administrative expenses	162,516	(13,218)	149,298
Share-based payment	96,018	102,510	198,528
Loss for the period	(4,435,230)	(108,361)	(4,543,591)
Total comprehensive loss	(4,420,851)	(108,361)	(4,529,212)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby Beyond would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition as the acquired assets do not constitute a business according to IFRS 3 Business Combinations. The acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Fair value of shares issued (9,831,495 shares at $0.0855 per share)		840,941

Fair value of net assets acquired:
Amount receivable		3,759
Intangible asset		850,000
Trade payable and other current liabilities		(12,818)
Total net assets acquired		840,941

The intangible assets acquired in the acquisition of B.Y.B.Y. attribute to the primary growing license for medical cannabis in Israel held by B.Y.B.Y. The amortization of the intangible assets for the period since the completion date of acquisition is $21,250.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the condensed consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Acquisition of B.Y.B.Y. (continued)

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a listing expense to profit and loss. The fair value of the consideration issued for the net assets of the Company is as follows:

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)		5,140,676
Forgiveness of BYND debt		(276,210)
Total consideration transferred		4,864,466
Fair value of net assets acquired:
Cash		494,144
Amount receivable		1
Trade payable and other liabilities		(24,069)
Total net assets acquired		470,076
Listing expense		4,394,390

NOTE 4 – AMOUNTS RECEIVABLES

	June 31, 2022	December 31, 2021
Trades receivable	$114,429	$131,187
Income tax advances	35,711	61,547
Due from shareholders	7,941	4,094
	$158,081	$196,828

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – RIGHT-OF-USE ASSETS

The Company’s right-of-use asset relates to the lease of office space and vehicles. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate as of 1.51%.

	Offices	Total

Cost
Balance as of January 1, 2021	$66,912	$66,912
Translation differences	-	-
Balance, December 31, 2021	66,912	66,912
Translation differences	-	-
Balance, June 30, 2022	$66,912	$66,912

Accumulated depreciation
Balance as of January 1, 2021	$50,184	$50,184
Depreciation	16,361	16,361
Translation differences	367	367
Balance, December 31, 2021	66,912	66,912
Depreciation	-	-
Translation differences	-	-
Balance, June 30, 2022	$66,912	$66,912

Net book value
At December 31, 2021	$-	$-
At June 30, 2022	$-	$-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is developing as well as the primary growing license for medical cannabis in Israel held by B.Y.B.Y. (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

	Software	License	Total
Cost
Balance, December 31, 2020	$-	$-	$-
Additions	450,429	850,000	1,300,429
Translation differences	-	-	-
Balance, December 31, 2021	450,429	850,000	1,300,429
Additions	509,779	-	509,779
Balance June 30, 2022	$960,208	$850,000	$1,810,208

Accumulated depreciation
Balance, December 31, 2020	$-	$-	$-
Depreciation	-	-	-
Translation differences	-	-	-
Balance, December 31, 2021	-	-	-
Depreciation	-	-	-
Balance June 30, 2022	$-	$-	$-

Net book value
At December 31, 2021	$450,429	$850,000	$1,300,429
At June 30, 2022	$960,208	$850,000	$1,810,208

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – PROPERTY AND EQUIPMENT (Restated)

	Computers & Equipment	Vehicles	Furniture & Equipment	Property Under	Total
	(Restated)	(Restated)	(Restated)	Construction	(Restated)
Cost
Balance, January 1, 2021	$28,308	$186,547	$34,322	$-	$249,177
Additions	2,590	-	-	390,059	392,649
Translation differences	1,046	5,935	1,092	-	8,073
Balance, December 31, 2021	31,944	192,482	35,414	390,059	649,899
Additions	-	-	-	640,048	640,048
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(3,058)	(18,853)	(3,469)	-	(25,380)
Balance, June 30, 2022	$27,386	$173,629	$31,945	$1,030,107	$1,263,067

Accumulated depreciation
Balance as of January 1, 2021	$21,947	$110,616	$26,378	$-	$158,941
Depreciation	3,933	33,325	2,301	-	39,560
Translation differences	914	6,278	966	-	8,157
Balance, December 31, 2021	26,794	150,219	29,645	-	206.658
Depreciation	1,464	16,686	1,152	-	19,302
Translation differences	(2,697)	(15,543)	(2,961)	-	(21,201)
Balance, June 30, 2022	$25,561	$151,362	$27,836	$-	$204,759

Net book value
At December 31, 2021	$5,151	$42,263	$5,768	$390,059	$443,241
At June 30, 2022	$1,825	$22,267	$4,109	$1,030,107	$1,058,308

During the six months ended June 30, 2022, depreciation of $1,464 (2021 - $1,848) related to computer and equipment is included in cost of revenue.

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021
Trades payable	$177,253	$105,931
VAT, Income and Dividend taxes payable	8,039	-
Due to shareholders	-	1,322
Salaries payable	136,912	73,345
	$322,204	$180,598

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the six months ended June 30, 2022 and the six months ended June 30, 2021 is set out below:

	June 30, 2022	June 30, 2021
Salary (cost of sales)	$127,637	$287,580
Consulting (Property under construction)	75,510	-
Consulting (Professional fees)	57,000	-
Salary (intangible asset –software)	386,087	-
Consulting (general and administrative expenses)	128,750	-
	$774,984	$287,580

As at June 30, 2022, $7,941 (December 31, 2021 – $4,094) was owed from directors of the Company. Amounts owed from directors were recorded in amounts receivables are non-interest bearing and unsecured.

As at June 30, 2022, Nil was owed to directors of the Company (December 31, 2021 - $1,322). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 10 – LEASE LIABILITIES

The Company has leases including leases of offices for 1-2 years and vehicles for 3 years. Some of the leases entered into by the Company include extension and/or cancelation options and adjustments due to linkage to the index on different dates. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

	June 30, 2022	December 31, 2021
Balance, opening	$-	$18,195
Lease payments	-	(17,796)
Interest	-	135
Translation difference	-	(534)
Balance, ending	$-	$-

NOTE 11 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $195,305 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,273 (NIS 25,000) was deposited in the bank as security for the loan.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – LONG TERM LOAN (continued)

The activities of the long term loan during the six month ended June 30, 2022 are as follows:

	June 30, 2022	December 31, 2021
Balance, opening	$192,651	$198,405
Repayments	(23,174)	(11,437)
Interest expense, accrued	2,676	5,562
Translation difference	(20,329)	121
Balance, ending	151,824	192,651
Less:
Long term loan – current portion	45,080	49,207
Long term loan	$106,744	$143,444

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2022	$22,430
December 31, 2023	45,783
December 31, 2024	47,222
December 31, 2025	36,389
$151,824

NOTE 12 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	June 30, 2022	December 31, 2021
Defined benefit plan liabilities	$(79,233)	$(87,058)
Less: fair value of plan assets or asset ceiling	-	-
	$(79,233)	$(87,058)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – EMPLOYEE BENEFITS (continued)

b. Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	June 30, 2022	December 31, 2021
Balance, opening	$(87,058)	$(82,867)
Recognized in profit this year:
Interest costs	(654)	(1,306)
Current service cost	(3,200)	(6,391)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	3,116	6,223
Translation differences	8,563	(2,717)
Balance, ending	$(79,233)	$(87,058)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	June 30, 2022	December 31, 2021
Capitalization rate	2.4%	2.4%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 13 – SHARE CAPITAL (Restated)

Authorized

Unlimited number of common shares without par value.

Issued

As at June 30, 2022, 29,670,083 common shares were issued and outstanding.

During the six months ended June 30, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

During the year ended December 31, 2021

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (Restated) (continued)

On March 29, 2021, as part of the reverse takeover as described in note 4, the Company issued 18,015,883 of its common shares to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares were retained by the former shareholders of the Company.

On May 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $522,410 through the issuance of 435,337 common shares at a price of $1.20 per share.

On July 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares for a total proceeds of $49,200.

On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share.

The Company recorded a share purchase warrants reserve of $639,879 based on the Black-Scholes option pricing model and the following input assumptions:

Weighted average fair value of warrants issued on October 4, 2021	$1.60
Risk-free interest rate	1.33%
Estimated life	2 years
Expected volatility	100.13%
Expected dividend yield	0%

The funds raised from the $2,500,000 private placement were held in escrow until the company’s shares were approved for listing on the Nasdaq.

In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (Restated) (continued)

A summary of the stock options outstanding for the six months ended June 30, 2022 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,135,000	$1.09
Exercised during the period	(60,000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at December 31, 2021	895,000	$1.16
Exercised during the period	(150,000)	$0.82
Granted during the period	10,000	$6.20
Outstanding at June 30, 2022	755,000	1.30
Exercisable at December 31, 2021	613,750	$1.02
Exercisable at June 30, 2022	718,750	$1.19

During the year ended December 31, 2021, there were 780,000 the stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share. During the six months ended June 30, 2022, there were 10,000 stock options granted to a director of the Company with an exercise price of $6.20 per share and 150,000 stock options were exercised to shares.

As at June 30, 2022, 718,750 of these stock options were vested. During the six months ended June 30, 2022, the Company recorded $125,192 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

Weighted average fair value of options granted	$0.81
Risk-free interest rate	1.06%
Estimated life	4.18 years
Expected volatility	72.67%
Expected dividend yield	0%

NOTE 14 – REVENUE AND DEFERRED REVENUE

	June 30, 2022	June 30, 2021
Software development	$372,439	$347,552
Software license	212,607	199,731
Software supports	39,444	68,136
Cloud hosting	33,646	40,376
Others	4,796	6,933
	$662,932	$662,728

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – REVENUE AND DEFERRED REVENUE (continued)

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	June 30, 2022	June 30, 2021
Revenue recognized over time	$450,325	$462,997
Revenue recognized at a point of time	212,607	199,731
	$662,932	$662,728

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	June 30, 2022	December 31, 2021
Deferred revenue, beginning	$30,046	$107,865
Customer payments received attributable to contract liabilities for unearned revenue	42,244	64,434
Revenue recognized from fulfilling contract liabilities	44,830	142,253
Deferred revenue, ending	$27,460	$30,046

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 86% of total revenues for the period ended June 30, 2022 (Six months ended June 30, 2021 – 72%)

NOTE 15 – COST OF REVENUE (Restated)

Cost of revenue incurred are comprised of the following:

	June 30, 2022	June 30, 2021 (Restated)
Salaries and benefits	$255,037	$326,052
Subcontractors	-	560
Software and other	13,663	13,218
Depreciation	1,464	1,848
	$270,164	$341,678

NOTE 16 – SUBSEQUENT EVENTS

On July 3, 2022, the Company granted two of its directors 26,908 RSU under the following terms:

Expiration in 1 year, vesting schedule: 25% upon their grant, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. Accordingly, 6,727 common shares were issued on July 3, 2022 to those two directors.

-22-